Exhibit 99.3

EL BOLEO PROJECT
MINERA Y METALURGICA DEL BOLEO, SA DE CV
FEASIBILITY STUDY SUMMARY REPORT

I, Eric William Norton, do hereby certify that:

1.

I am an employee of:
Baja Mining Corporation
2350 – 1177 West Hastings Street,
Vancouver, B.C.
Canada

2.

I graduated with a B. A. Sc. (Hons) degree in Engineering (Metallurgy and Materials Science) from the University of Toronto, Canada in 1974.

3.

I am a Member of the Association of Professional Engineers and Geoscientists of BC.

4.

I have worked as an engineer for a total of 33 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the section of the technical report titled Boleo Feasibility Study Summary Report, (the “Technical Report”), dated July 2007, relating to the economic evaluation of the project.  I have visited the Property eight times since April 2006.

7.

I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

8.

I have been involved with the property since April 2006.  This involvement takes the form of the Director of Project Development for Baja Mining Corp., the owners of the property.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical report misleading.

10.

I am not independent of the issuer and as a result have had the report reviewed by Mr. Don Hunter, an independent qualified person.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 11 July, 2007

Signature of Qualified Person

Eric William Norton – B.A.Sc (Hons)

Name of Qualified Person

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